UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NASDAQ Delisting Appeal Denied

     On February 13, 2012, CDC Software Corporation (the “Company”) received notice that a NASDAQ Listing Qualifications Panel (the “Panel”) had denied the
Company’s request for continued listing on The NASDAQ Stock Market (“NASDAQ”).
The Company had participated in a January 19, 2012 hearing before the Panel.  At that hearing, the Company had requested continued listing of the Company’s
American Depositary Shares relating to its class A ordinary shares (the “ADSs”).

     Trading in the ADSs has been suspended since December 12, 2011, and the
ADSs have been trading in the over-the-counter market since December 16, 2011, with quotes displayed on the OTC Pink Market under the trading symbol
“CDCSY.PK”.  Trading in the ADSs will remain suspended on NASDAQ until a Form 25
Notification of Delisting is filed by NASDAQ with the U.S. Securities and
Exchange Commission.

CDC Bankruptcy Court Hearing—Appeal of Nunc Pro Tunc Order

     As previously disclosed, on October 4, 2011, CDC Corporation ("CDC"), the indirect majority shareholder of the Company, filed a voluntary petition under
Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the
Northern District of Georgia (the “Court”). This proceeding is still pending before the Court.

     On January 24, 2012, CDC filed its Motion by Debtor to Approve, Nunc Pro
Tunc, the Exercise by Debtor of its Right to Vote Shares of Wholly-owned
Subsidiary, CDC Software International to Reconstitute Board of Directors (the
“Nunc Pro Tunc Motion”).  The Company opposed CDC’s Nunc Pro Tunc Motion on the grounds that CDC should not have voted the shares of CDC Software International
Corporation (“Software International”) without first having obtained approval of the Court.  On January 26, 2012, the Court overruled the Company’s objection and granted CDC’s Nunc Pro Tunc Motion.  An Order documenting the Court’s ruling from the bench was entered on January 30, 2012.

     On February  13, 2012, the Company filed a Notice of Appeal and its Motion to Stay Pending Appeal with respect to the Court’s Order granting CDC’s Nunc Pro
Tunc Motion, copies of which are attached hereto, respectively, as Exhibit 99.1 and Exhibit 99.2, and incorporated herein by reference.

     On February 14, 2012, the Court scheduled a hearing on the Company’s Motion for Stay Pending Appeal to be held on February 16, 2012 at 10:00 a.m.

CDC Bankruptcy Court Hearing—Appeal of Preliminary Injunction Order

     On January 17, 2012, CDC filed a motion for a preliminary injunction against the Company, a copy of which was attached as Exhibit 99.2 to the
Company’s Current Report on Form 6-K dated January 25, 2012, and incorporated herein by reference.

     A hearing before the Court on the motion for preliminary injunction was held on January 24, January 26 and February 1, 2012.

     On February 7, 2012, the Court entered a written order granting in part and denying in part the motion for preliminary injunction.  A copy of the Court’s
Order of February 7, 2012 was attached as Exhibit 99.2 to the Company’s Current
Report on Form 6-K dated February 8, 2012, and incorporated herein by reference.

     On February 15, 2012, the Company filed a Notice of Appeal and its Motion to Stay Pending Appeal with respect to the Court’s Order granting in part and denying in part CDC’s motion for preliminary injunction, copies of which are attached hereto, respectively, as Exhibit 99.3 and Exhibit 99.4, and incorporated herein by reference.

     The Court has not yet scheduled a hearing on the Company’s Motion for Stay
Pending Appeal with respect to the Court’s Preliminary Injunction Order.

Forward-looking Statements

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  These
forward-looking statements include statements regarding:  (i) statements preceded by, followed by or that include the words “may,” “could,” “should,”
“would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,”
“projects,” “outlook,” or similar expressions; (ii) any decisions by the Company relating to a further appeal to the NASDAQ Listing and Hearing Review Council;
and (iii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the
Company’s control.  These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances.  If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein.  All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K.  The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.      Description of Exhibit

99.1             Notice of Appeal with respect to Nunc Pro Tunc Order

99.2             Motion for Stay Pending Appeal with respect to Nunc Pro Tunc
                 Order

99.3             Notice of Appeal with respect to Preliminary Injunction Order

99.4             Motion for Stay Pending Appeal with respect to Preliminary
                 Injunction Order

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: February 16, 2012	By:	Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Appeal with respect to Nunc Pro Tunc Order
99.2	Motion for Stay Pending Appeal with respect to Nunc Pro Tunc Order
99.3	Notice of Appeal with respect to Preliminary Injunction Order
99.4	Motion for Stay Pending Appeal with respect to Preliminary Injunction Order